Law Office of Jeffrey Maller, PC

4221 Wilshire Blvd., Suite 355

Los Angeles, California 90010

T. (310) 693-6700

F. (323) 315-2273

July 6, 2018

VIA Edgar

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re: Oroplata Resources, Inc.
Registration Statement on Form S-1
Filed April 18, 2018
Amendment No. 1 to Registration Statement on Form S-1
Filed July 6, 2018File No. 333-224318

Dear Mr. Reynolds,

This letter sets forth the responses of Oroplata Resources, Inc. (the “Registrant”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter dated April 27, 2018, which pertain to the Registration Statement on Form S-1 (the “Registration Statement), submitted to the Commission on April 18, 2018.  Through EDGAR, the Registrant is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Registrant’s response.

General

1.Because you have issued several notes to Tangiers, please provide a representation, if true, that you have the ability to repay the indebtedness to Tangiers without recourse to the monies received or to be received under the equity line agreement and that the amount of indebtedness may not be reduced or relieved by the issuance of shares under the equity line.

The Registrant believes that it has the ability to repay the indebtedness owed to Tangiers or, in the alternative, Tangiers will likely convert that indebtedness into common stock per its terms, without the use of any monies received under the equity line agreement. In any case, the Registrant covenants that no monies received under the equity line agreement will be used to pay any of the Tangiers’ indebtedness and such amount of indebtedness will not be reduced or relieved by the issuance of shares under the equity line.

2.We note the statement in the prospectus that “[a]s used in this prospectus, the term ‘Selling Stockholder’ includes Tangiers Investment Group, LLC, its affiliates and any donees, pledgees, transferees or other successors in interest….” Section 10.8 of the Investment Agreement states that it may not be assigned. Our equity line accommodation is unavailable if the investor may transfer its obligations. Accordingly, please revise your disclosure to clarify that your registration statement only covers sales by the selling stockholder and not by any transferees or assignees.

The registration statement has been revised to read “As used in this prospectus, the term “Selling Stockholder” means Tangiers Investment Group, LLC only, and not its affiliates or any donees, pledgees, transferees or other successors in interest selling shares received after the date of this prospectus from the Selling Stockholder as a gift, pledge, or other non-sale related transfer.”

John Reynolds

July 6, 2018

The Registrant acknowledges that the Registrant, its management, and all other persons who are responsible for the filing recognize that they are responsible for the accuracy and adequacy of the disclosures in the filing and for ensuring that the filing contains all information that the Securities Act of 1933, as amended (the “Securities Act”), and all applicable Securities Act rules require.

In addition, the Registrant acknowledges in connection with any request for the acceleration of the effective date of the Registration Statement that:

•should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding the Registrant’s responses or Amendment No. 1 to the undersigned at (310) 693-6700.

Best regards,

/s/ Jeffrey Maller

Jeffrey Maller

cc: Douglas Cole